Correspondence

NB TELECOM, INC.

No. 9 Qinling Road, Yingbin Road Centralized Industrial Park
Harbin Development Zone, Heilongjiang, China 150078

January 29, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Jessica Plowigan

Re:	NB Telecom, Inc. ("Company") Preliminary Information Statement on Schedule 14C Filed: January 9, 2009 File No.: 0-53131

Dear Ms. Plowigan:

Thank you for your comment letter on our above-captioned registration statement, dated January 23, 2009. We are writing you to provide responses to your comments in connection with our filing Amendment No. 2 to the Preliminary Information Statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

1.     We note your response to comment one from our letter dated January 14, 2009. We further note the statement in your response letter that “[a]n amendment to the certificate of incorporation is only necessary to complete our obligation pursuant to the Agreement and Plan of Merger regarding the increase of the authorized shares of the common stock and preferred stock of the Company...” If the amendments to your certificate of incorporation are necessary to complete your obligations pursuant to the Agreement and Plan of Merger executed by the company on December 24, 2008, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the merger, including the disclosure under Item 14 of Schedule 14A. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement.

        Response

Please be advised that we have disclosed the following starting at the bottom of page 4:

TRANSACTION INFORMATION:

(1)	Summary Term Sheet:

•	On December 24, 2008, the NB Telecom, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Agreement”) by and among its wholly owned acquisition subsidiary China XD Plastics Company Limited (the “Merger Sub”), a Nevada corporation, Favor Sea Limited (“Favor Sea”), a corporation formed under the laws of the British Virgin Islands, and the shareholders of Favor Sea including the principal shareholder, XD. Engineering Plastics Company Limited (“XD”), a British Virgin Islands corporation.
•	In connection with the acquisition, and in exchange for the outstanding stock of Favor Sea, the shareholders of Favor Sea received 50,367,778 shares of the common stock of the Company and 1,000,000 shares of convertible Series A preferred stock of the Company, and XD individually received 1,000,000 shares of Series B preferred stock of the Company (the “Merger”).
•	The 50,367,778 shares of common stock were converted into 805,802 shares post a reverse stock split of 124.1:1 for 1.
•	The 1,000,000 shares of convertible Series A preferred stock of the Company are convertible into approximately 1:38.2 into 38,194,072 shares of the common stock of the Company. Assuming the conversion of the Series A preferred stock of the Company, the shareholders of Favor Sea will own approximately 99% of the Common Stock of the Company.
•	Subsequent to the Merger and as a direct consequence, the name of the Company was changed to “China XD Plastics Company Limited.”

(2)	Contact Information:

Contact information for both NB Telecom, Inc. and China XD Plastics Company Limited is:

NB Telecom, Inc./China XD Plastics Company Limited
No. 9 Qinling Road,
Yingbin Road Centralized Industrial Park Harbin Development Zone,
Heilongjiang, China 150078

(3)	Business conducted:

NB Telecom, Inc. (the “Company”) is a provider of both privately owned and company owned payphones and stations in Pennsylvania. The Company receives revenues from the collection of the payphone coinage, a portion of usage of service from each payphone and a percentage of long distance calls placed from each payphone from the telecommunications service providers. In addition, the Company also receives revenues from the service and repair of privately owned payphones, sales of payphone units and the sales of prepaid phone cards.

China XD Plastics Company Limited (the “Merger Sub”) is a wholly-owned subsidiary of the Company which has been established solely for the purpose of this transaction and does not have any business, assets, liabilities or operations.

Favor Sea Limited is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Harbin Xinda Macromolecule Material Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China.

Harbin Xinda Macromolecule Material Co. Ltd. (“Xinda”) is a high-tech company that was founded in September 2004 under the laws of the People’s Republic of China with registered capital of 20 million RMB (US$2,416,451). Xinda’s executive offices and manufacturing facility are located at No. 9 Qinling Road, Yingbin Road Centralized Industrial Park, Harbin Development Zone, Heilongjiang Province, in northeast China. Xinda engages in the development, manufacture, and distribution of modified plastic, primarily for use in automobiles. The technology that has enabled us to become China’s leading producer of automotive modified plastics is carried in our wholly-owned research laboratory, Harbin Xinda Macromolecule Material Research Institute (“the Research Institute”), a subsidiary established in 2007. The Research Institute has developed into a leader in research and development for China’s macromolecular industry. The Research Institute is outfitted with more than 80 sets of testing, analytical and production equipment used to analyze the physical and mechanical properties of the heat resistances, durability, stability, and environmental performance exhibited by modified plastics.

(4)	Terms of the Transaction.

On December 24, 2008, the Company entered into an Agreement and Plan of Merger (the “Agreement”) by and among its wholly owned acquisition subsidiary China XD Plastics Company Limited (the “Merger Sub”), a Nevada corporation, Favor Sea Limited (“Favor Sea”), a corporation formed under the laws of the British Virgin Islands, and the shareholders of Favor Sea including the principal shareholder, XD. Engineering Plastics Company Limited (“XD”), a British Virgin Islands corporation. As disclosed in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 31, 2008, pursuant to the Agreement, the Company acquired all of the outstanding capital stock of Favor Sea, through the Merger Sub. Favor Sea is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Harbin Xinda Macromolecule Material Co., Ltd. (“Xinda”), a limited liability company organized under the laws of the People’s Republic of China. In connection with the acquisition, and in exchange for the outstanding stock of Favor Sea the shareholders of Favor Sea received 50,367,778 shares of the common stock of the Company and 1,000,000 shares of convertible Series A preferred stock of the Company, and XD individually received 1,000,000 shares of Series B preferred stock of the Company (the “Merger”). Subsequent to the Merger and as a direct consequence, the name of the Company was changed to “China XD Plastics Company Limited” pursuant to Chapter 92A the Revised Nevada Statutes in connection with the Merger. The 50,367,778 shares of common stock were converted into 805,802 shares post a reverse stock split of 124.1:1 for 1 pursuant to Nevada Revised Statutes Section 78.207 for both the total number of authorized shares of common stock and the total number of issued and outstanding shares of common stock. The 1,000,000 shares of convertible Series A preferred stock of the Company are convertible into approximately 1:38.2 into 38,194,072 shares of the common stock of the Company. Assuming the conversion of the Series A preferred stock of the Company, the shareholders of Favor Sea will own approximately 99% of the Common Stock of the Company.

(5)	Regulatory Approvals:

The Company has obtained the relevant approval for the merger, the name change and the reverse split from the Secretary of State of Nevada.

(6)	Reports, opinions, appraisals:

Not applicable.

(7)	Past contacts, transactions or negotiations:

Not applicable.

(8)	Selected financial data:

Reference is made to NB Telecom Inc.‘s financial reports on Form 8-K filed with the U.S. Securities and Exchange Commission on December 31, 2008.

(9)	Pro Forma Information:

Reference is made to NB Telecom Inc.‘s financial reports on Form 8-K filed with the U.S. Securities and Exchange Commission on December 31, 2008.

2.     We note your response to comment two from our letter dated January 14, 2009. Please revise your filing to clearly state, if true, that your management intends to issue 38,194,702 shares of common stock pursuant to the merger agreement. We also note the statement on page four of your information statement that you need additional authorized shares in order to “honor certain contractual obligations “under the merger agreement. Please revise this disclosure to explain and quantify these obligations. Please also revise your disclosure to state, if true, that management currently does not have any plans, proposals or arrangements with respect to the “future transactions to raise the working capital funds of the Company” which are referenced in this section.

         Response

        Please be advised that we have disclosed the following in the first paragraph of page 4:

        Our Board of Directors believes that by increasing the number of authorized capital of the Company will give the Company more flexibility to meet its obligations. Currently, the Company does not have sufficient shares of Common Stock authorized to (a) honor certain post merger contractual obligations under that certain Agreement and Plan of Merger the Company entered into on December 24, 2008 whereby there are 1,000,000 shares of convertible Series A preferred stock of the Company convertible into approximately 1:38.2 into 38,194,072 shares of Common Stock of the Company, and (b) allow for future transactions to raise the working capital funds of the Company. Accordingly, the Company needs to increase its authorized share capital. Subsequent to the Amendment and the conversion of the 1,000,000 shares of the convertible Series A Preferred Stock, there will be approximately 39,000,000 shares of Common Stock of the Company issued and outstanding. Management of the Company currently does not have any loans, proposals or arrangements with respect to future transactions to raise the working capital funds of the Company as referenced above.

Closing Comments

        As appropriate, please amend your Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may Jessica Plowigan, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Closing Comment Response

        The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that these responses would be helpful in your review of our registration statement amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard Jiang at (212)704-6063 or Bryan Zetlin at (212)704-6186 in case of any further comments or questions in this regard. Their fax number is (212)704-5904. We are delivering a hard courtesy copy of this letter as well as the Amendment No. 2 to the Schedule 14C.

Sincerely yours,

NB TELECOM, INC.

By:	/s/ Jie Han Name: Jie Han Title: President